August 9, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Disclosure Review Program
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cheryl Brown and Amanda Ravitz

Re:	Harvard Bioscience, Inc. Definitive Proxy Statement on Schedule 14A Filed April 5, 2023 File No. 001-33957

Dear Ms. Brown and Ms. Ravitz:

We acknowledge receipt of the letter of comment dated July 28, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission with regard to the Definitive Proxy Statement on Schedule 14A filed by Harvard Bioscience, Inc. (the “Company”) on April 5, 2023 (the “DEF 14A”). Capitalized terms used herein and not separately defined have the meanings given to them in the DEF 14A. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below, and our response appears immediately below the comment.

Definitive Proxy Statement on Schedule 14A filed April 5, 2023

Pay versus Performance, page 25

1.	Refer to the pay versus performance table. We note that the amounts listed for 2021 and 2022 in column (b) are not the same as the amounts listed for those years in the PEO “TOTAL” column of the Summary Compensation Table on page 20. Similarly, the average of the non-PEO NEO amounts reported in column (d) do not appear to be consistent with the amounts reported in the “TOTAL” column of the Summary Compensation Table for the non-PEO NEOs. Please ensure that you have entered the correct Summary Compensation Table amounts in your pay versus performance tables pursuant to Regulation S-K Item 402(v) and that the calculation of compensation actually paid and your relationship disclosures reflect the appropriate calculations.

The Company will ensure that it enters the correct Summary Compensation Table amounts in future pay versus performance tables pursuant to Regulation S-K Item 402(v) and that the calculation of compensation actually paid and the relationship disclosures reflect the appropriate calculations.

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August 9, 2023

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ John Fry
John Fry Chief Legal Counsel and Secretary Harvard Bioscience, Inc.